UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

NOWIGENCE INC

(Exact name of registrant as specified in its charter)

New York	45-2891478
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 S Tryon Street, 27th Floor, Charlotte, NC 28280

(Address of principal executive offices)

704-275-8438

Registrant’s telephone number, including area code

COMMON SHARES
(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form POS dated October 11, 2019.

Company Overview

Our executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our website is www.nowigence.com, and our telephone number is 704-275-8546 the contents of which are not incorporated in this Offering Circular.

Nowigence, Inc. is an early growth stage company incorporated in the state of New York in August 2011. Our principal executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our telephone number is 704-275-8438.  Our website is www.nowigence.com, the contents of which are incorporated by reference into this Offering Circular.

Nowigence, Inc. is the creator of Pluaris™, a cloud-based app that allows individuals, teams, and enterprises to quickly distill knowledge from massive amounts of textual data, both public and private. By integrating state-of-the-art data processing techniques in an intuitive interface at an affordable subscription price, Pluaris puts the power of Data Science in the hands of consumers.

Nearly all data generated by humans is in the form of language, but few companies today have the resources to leverage it. Our patentable, proprietary AI technologies automatically reads data from hundreds of millions of documents in seconds with human-level comprehension and understanding of the text. Pluaris summarizes, answers questions on-the-fly, benchmarks, creates notes with just a click, allows for teams to share and work collaboratively in real-time from anywhere in the world. Over 2 hours of daily work now takes less than 20 minutes. McKinsey’s study states that AI could account for $3.5 to $5.8 trillion in annual value, or 40 percent of the value created by all analytics techniques (https://www.mckinsey.com/featured-insights/future-of-work/ai-automation-and-the-future-of-work-ten-things-to-solve-for)

Pluaris basic product is available at an affordable monthly subscription. Price tiers increase as users require more advanced capabilities.

Nowigence is focusing on growth and is seeking funding to expand its sales, marketing, product development, and customer support teams. We are appointing channel partners in different regions of the world to promote enterprise sales. However, its platform offers attractive value for consumers too. As a result, we are investing in market promotion activities on social media and various media outlets. Our solution called Pluaris integrates with many common tools and IT applications therefore, the Company is working to have its app available on different marketplaces like

Microsoft, Salesforce, AWS, Apple, and others.

Operating Results

As of June 30, 2021, we were on target to achieve the objectives that we had set for ourselves in 2020 after the launch of our minimum viable product. We achieved four milestones during the 1st Half of 2021: three in product development and one in commercialization.

But before we discuss our milestones, we’d like to remind you about the reason why Nowigence was created. It is now a necessity for Man to invent a personal knowledge assistant to help us read and comprehend data. There is an abundance of information and it is growing at exponential rates. It is almost impossible to read it all manually to gain a complete perspective of knowledge in any field of expertise.   Most of the data is in the form of human languages. Inventing an automatic reading and comprehension solution is not as easy as inventing a calculator. A calculator provides one specific answer, but human languages data is subject to interpretation. Reading is tough for humans and for machines even tougher.

Nowigence is following a different route in teaching machines human languages the way; we as humans learn. This route is different because most of our competitors are using machines to solve one specific problem at a time while Nowigence believes scalability and cost advantage will be its sustainable competitive advantage with the development of a smart app using machine learning and natural language techniques by mimicking the fundamental process by which humans learn High School level reading and comprehension skills before specializing in a subject matter. Therefore, packing the solution to meet the demands of different functions of an organization operating in different verticals is easier. It can plan to serve the end market on its own or through specially appointed channel partners with the required technical skills.

We achieved our first milestone, in developing a knowledge platform that mimics the process of learning through reading. As babies, we learn by object identification. This is Momma. This is milk. Then we learn relationships. Dogs bark but cats meow. Today, the world uses keyword-based search techniques. Documents that contain the keyword dog will surface in a search but those with the word barking without the word dog will not. We then develop interpretive skills. Growling dogs are more likely to bite than barking dogs. Nowigence solution Pluaris can manage the complex matrix of words, relationships, and interpretations making it one of the most advanced products in the market to help knowledge workers read more in less time and enjoy the experience.

The second milestone is related to the feedback mechanism that exists in humans as we learn. We all learn by mistakes. If the feedback mechanism is slow like it is in other animals then the learning process is very slow and with short-term memory issues (like in most animals including humans), learning is slow, tedious, and even impossible. Feedback mechanisms have to be in real-time to allow for timely corrective actions. We worked extensively on our front-end architecture in React and Node (coding languages) to provide an instantaneous response in real-time for our user. This work has provided us with a huge competitive advantage of speed, scalability, and a state-of-art product that can absorb new codes very easily as we develop the app further.

The third milestone is that Pluaris is built housing six components mimicking the process by which humans learn. It integrates with all IT tools or sources from which data is to be read. We summarize, answer questions on-the-fly, benchmark, create notes with just a click, allow for teams to share and work collaboratively in real-time from anywhere in the world. Over 2 hours of daily work now takes less than 20 minutes.

The fourth milestone is the successful launch of the minimum viable product. We made significant progress on the commercialization front. Our minimum viable product was launched during the peak of COVID when the U.S. was in lockdown. The lockdown continued in January and most of February for most the States. We decided to change our focus to India where we already have a subsidiary. At that time, India was relatively stable and was not experiencing COVID in the magnitude that we were in the U.S. We were successful in quickly setting up channel partners in India. The response from many enterprises, both belonging to the private and public sector, is encouraging. We ran successful pilot trials. However, starting from the latter half of April, India’s second wave of COVID was devastating, deadly, and highly infectious. The country went into a lockdown till early July. Since then, we have picked up pace again and have a favorable 2nd Half 2021 outlook on gaining new customer orders. Meanwhile, we have continued with our efforts to penetrate our home market in the U.S.

We plan to launch our commercial scale solution in the market in October 2021.  Pluaris, our smart, cloud-based app targets individuals, teams, and enterprises to quickly distill knowledge from massive amounts of textual data, both public and private. We are seeking investments to expand our sales and marketing teams. There are over 2 billion knowledge workers in legal, journalism, marketing, education, research and others. The opportunity is huge.

Managing cash to sustain operations especially from the start of 2021 was challenging. With the unpredictable course of COVID, we had to change our plans and the region of focus for commercialization. With cash constraints, we could not expand our teams in product development, sales, and marketing. We kept our spend in different departments to a bare minimum.

However, with the successful launch of the Beta product in 2020 and the positive feedback received from pilot customers, we are happy to announce the appointment of Gordon Haupt as our chief technology officer (CTO) starting May 2021. Gordon has over 20 years of experience building and leading startup technology teams, including successful startups 3VR (acquired by Identiv) and Sensory. He is a named inventor in 15 issued patents. He has a strong technical background in machine learning, neural networks, signal processing, statistical data analysis, optimization, and digital filtering, including applications in natural language, computer vision, imaging, audio, and biotechnology.

Gordon has a B.S. in Engineering Mechanics from the University of Wisconsin-Madison, and Masters and PhD degrees from Stanford University in Aeronautics and Astronautics.

We believe that with our conservative investment strategy of seeking funds from our private network and spending that amount prudently has helped provide a significant competitive advantage to the Company. We are among the lowest in terms of capital spend but on a leading edge of the technology offering significant value to end customers. We believe that with the proposed capital infusion by raising public financing, we will achieve robust profitable growth.

Liquidity and Capital Resources (Consolidated)

The first half of 2021 was challenging from a cash perspective. We remained cash strapped all through the period.

We experienced delays due to COVID even for the qualification of taking Nowigence public. We require U.S. Securities Exchange Commission (SEC) qualification for our proposed public raise to a maximum of $50 million under Regulation A+ 251(d)(3) as a continuous offering for a period of 730 days from the qualified date. With India under lockdown, we could not complete the audit of our subsidiary in India, before the 30th of April which was the last date of filing with the SEC. While this was one of the factors, the due diligence with FINRA with the Form 211 filing to start the stock listing process was also delayed.

As a result, we remained cash strapped for most of 2021. This was, by far, the most challenging period for us. We sustained our operations with the full cooperation and support from every operating team member of Nowigence. The entire team stepped in to work with irregular work and pay schedules. We returned to seeking funding from our private network to sustain our operations. The status of the funding raised to date through the private offerings is available on the SEC site. From our inception, we successfully raised funds through four rounds under SEC’s Regulation D 506b. As reported to the SEC, the first round raised $100,000, the second $413,500, the third $778,125, and the fourth that closed recently in the month of April raised $1,473,000. As on the 30th of June, 2021, we started on the fifth round to raise capital through SEC Regulation D 506b. We have raised funds even with our most recent round. We have successfully raised. The raise through foreign investors is not included under regulation D 506B but instead under Regulation S.  We are now at the final stage of receiving the necessary qualifications and completing the process to list, preferably in the OTCQX market.

As of June 30, 2021, the Company had low working capital reserves and will likely continue to incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. However, the Company has demonstrated its resilience since 2018 to sustain its operations despite the auditors’ views of having substantial doubt.

With the capital raised to date, the Company and its leaders have mitigated most of the risks associated with developing an innovative technology product platform and believes that the customer feedback and traction is positive. As a result, the company plans to continue raising funds through its private network prior to going public.

The Company is pursuing its business plan. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's objective of its plan will be adversely affected. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans , there can be no assurance that additional capital will be available to the Company.

We believe that we are at the final stages of completing the process to be listed. We are preparing for a successful raise and the prudent use of capital to grow our business.

Item 2. Other Information

We’d like to share our key milestones since the start of our operations:

Year	Key Milestones
2016	Business blueprints developed with prominent and renowned data scientists
2017	Prototype model introduced in market (U.S. & India); it attracts big corporations as early adopters
2018	Feedback from early adopters is positive. The need to have a fully automated platform for reading and comprehension is received. Prototype is scrapped at the end of the year.
2019	Development work for the first fully automated SaaS offering for reading and comprehension starts. Fund raise is successful.
2020	Acquired Nowigence India to help augment its development team and create a base for future sales expansion.
2020	Launched Beta Version
2021	Developed sales channel partnership to grow in the Indian subcontinent and Middle East and North Africa (MENA).
2021

Commercial Product Launch planned for October 2021 in the U.S. targeting knowledge workers. The product is available at affordable monthly subscription prices and helps anyone who wants to read more in less time

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF NOWIGENCE INC.

Consolidated Balance Sheets as of June 30, 2021 (unaudited)	6

Consolidated Statements of Operations for the financial period ended June 30, 2021 (unaudited)	7

Consolidated Statements of Members’ Equity for the financial period ended June 30, 2021 (unaudited)	8

Consolidated Statements of Cash Flows for the financial period ended June 30, 2021 (unaudited)	10

EXHIBIT A: FINANCIAL STATEMENTS FOR THE PERIOD JANUARY 1 TO JUNE 30 OF THE YEAR 2021 (UNAUDITED) AND 2020 (AUDITED)

NOWIGENCE INC.
CONSOLIDATED BALANCE SHEET
As of June 30, 2021, and December 31, 2020 in USD
See accompanying Notes to the Financial Statements.

	June 2021 (Unaudited)	2020 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	72,200	7,401
Accounts and other short-term receivable	12,361	11,185
Total current assets	84,661	18,586

Software development, net of amortization (see Note 3)	756080+	693,119
Total assets	840,641	711,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable	295,106	109,837
Interest payable	7,655	$7,655
Total current liabilities	302,761	117,492

Long-term debt (see Note 4)	323,919	247,342

TOTAL LIABILITIES	626,680	364,833

Shareholders’ equity:
Common Stock, Class A (700,000,000 shares authorized, $0.00001 par, 27,453,445 and 26,740,230 issued as of June 30, 2021 and December 31,2020).	274	267
Common stock, Class B (Common Stock, Class B (200,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,927,270 issued as of June 30,2021 and Dec 31, 2020).	379	379
Additional paid-in capital	3,115,159	3,011,518
Retained deficit	(2,901,852)	(2,665,291)
Total shareholders’ equity	213,960	346,873

Total liabilities and members’ equity	840,641	711,706

*PPP Loan of $127,100 from 2020 has been forgiven in 2021. It is reported in the Statement of Operations under Government Grant Income. However, we availed the second tranche of PPP loan in 2021.It is included under Long-term debt.

+     Intangible assets of $41,851 was removed from Software Development Costs to balance the books. This will be investigated later and corrected at the time of filing the end of the year reports.

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS As of Jun 30, 2021 (unaudited), and 2020 (Audited) in USD See accompanying Notes to the Financial Statements.

	Jun 2021 (Unaudited)	2020 (Audited)
Revenues	40,790	51,244
Less: Cost of revenues	10,958	27,759
Gross profit (loss)	29,832	23,486

Operating expenses:
Selling, general and administrative	385,883	636,677
Amortization	-*	255,750
Total operating expenses	385,883	892,427

Operating loss	(356,050)	(868,941)

Interest income/(expense)	(7,610)	(14,123)
Government grant income	127,100	10,020

Pretax loss	(236,560)	(873,044)

(Provision)/benefit for income taxes	(0)	($0)

Net loss	(236,560)	(873,044)

Foreign currency translation adjustment	-	-

Comprehensive Net Loss	(236,560)	(873,044)
•Depreciation is calculated at the end of the year.

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the six-month period ending June 30, 2021 (unaudited) and full calendar year 2020 (audited)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Deficit	Total Shareholders’ Equity/(Deficit)
	# Shares	$	# Shares	$
Balance as of Jan 1, 2020	23,340,730	$233	37,827,270	$378	$2,283,078	($1,792,247)	$491,442
Missed reporting of shares during initial setup with Transfer Agent in 2019	680,000	$7
2020 Issuance of shares, net of offering costs	2,719,500	$27	100,000	$1	$728,439		$728,466
2020 Net loss						($873,044)	($873,044)
Balance as of December 31, 2020	26,740,230	$267	37,927,270	$379	$3,011,517	($2,665,291)	$346,865

2021 Issuance of shares, net of offering costs	713,215	$7	0	0	$103,642		$103,642
1H 2021 Net loss						($236,560)	($236,560)
Balance as of Jun 30, 2021	27,453,445	$274	37,927,270	$379	$3,115,159	($2,901,851)	$213,953

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the calendar year periods ending June 30, 2021 (unaudited), and 2020 (audited) in USD
See accompanying Notes to the Financial Statements.

	Jun 30, 2021 (Unaudited)	2021 (Audited)
Cash flows from operating activities
Net loss	(236,560)	(873,044)
Add back: Amortization (*$255,750 plus asset adjustment of $34,630)	0	290,380*
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
Net increase/(decrease) in accounts payable	185,269	28,908
Net increase/(decrease) in interest payable	0	(24)
Net (increase)/decrease in accounts receivables	(1,176)	(17,312)

Net cash used in operating activities	(52,467)	(571,093)

Cash flows from investing activities
Software development costs	(62,960)	(314,090)
Net cash used in investing activities	(62,960)	(314,090)

Cash flows from financing activities
Proceeds from the issuance of stock	103,649	728,467
Net additional long-term debt	76,578	150,938
Net cash provided by financing activities	180,227	879,405

Net change in cash and cash equivalents	64,799	(5,778)

Cash and cash equivalents at beginning of period	7,401	13,179
Cash and cash equivalents at end of period	72,200	7,401

Supplemental disclosure of cash flow information
Cash paid for interest	7,610	14,123
Cash paid for taxes in India	0	0

NOWIGENCE INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited), and 2020 (audited)
See accompanying Notes to the Financial Statements.

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (the “Company”) is an early-stage software-as-a-service company.  The Company has developed an automated, artificial intelligence-based solution that extracts and analyzes textual and transcript-based qualitative data, at rates of up to 6,000 times faster than a human.

Since Inception, the Company has relied on loans from founders and raising capital to fund its operations.  As of June 30, 2021, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.  During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign and Regulation D 506b (see Note 10 below), loans, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized.

At the same time, the company is seeking to raise capital under SEC Regulation A+ 251(d)(3) for continuous offering for a period of 730 days from the qualified date unless extended by our directors for an additional 365 days. The POS filing, if qualified, will allow the company to offer and sell up to $50,000,000 in aggregate of the securities identified above from time to time in one or more offerings at a price between $3 and $5 for a maximum of 16,666,666 or 10,000,000 Class A shares respectively.

If the Company cannot secure additional short-term capital, or through its public offering under Regulation A+, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Acquisition of Subsidiary

On January 18, 2019, the Company acquired the issued shares of Nowigence India Private Limited, Co., an Indian private limited company (“Subsidiary”) in exchange for $10,218.  The Company has presented consolidated financial results with Subsidiary starting from January 18, 2019, the date the acquisition closed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of June, 2021, the Company is operating as a going concern.  See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of June 30, 2021, and December 31, 2020, the Company had $72,200 and $7,401 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As of June 30, 2021, the Company had $12,361 of outstanding accounts receivable.

Property and Equipment and Depreciation

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2021, the Company had an immaterial amount of fixed assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation.  Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of June 30, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i) identify the contract(s) with a customer,

(ii) identify the performance obligations in the contract,

(iii) determine the transaction price,

(iv) allocate the transaction price to the performance obligations in the contract and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform is recognized as the services are performed.

Cost of Sales

The Company expenses its sales and marketing team’s total employee expenses (only 2 out of its employee strength of 12 are in commercial). The CEO is leading sales for the time being) and other server-related costs in conjunction with the provision of services to its customers. However, most of its employees are in technology and linguistic research.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”).  ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established.  With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2021, the Company capitalized 100% percent of the salaries of the research and development associated with the software development program of the Company. Previously, in 2019, it capitalized 60% of the expenses incurred on technology. The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation. In 2020, due to the pandemic, it was very difficult to commercialize a novel technology in the marketplace. Hence, the company decided to deploy all the technology resources in product development.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.  Upon reaching technological feasibility, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs (“SDCs”) during this start-up period.  The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally-developed software over a 5 year period.  The Company has recorded amortization expense in the calendar year ending as on December 31, 2020 as $255,750. Amortization is recorded annually. It is included during the semi-annual filing as on June 30, 2021. However, it reduced the intangible asset amount reported under Software Development by an amount of $41,851. This will be investigated further and will be amended during the next filing.

The Company monitors the carrying value of the SDCs for impairment.  As of June 30, 2021 the Company has not yet recorded any impairment of the SDCs.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founders/management team as well as from commercial sources.

As of June 30, 2021, the Company had an ending balance of $323,919. This includes the second tranche of government funded Paycheck Protection Plan (PPP) of $127,100 with a nominal interest rate, which may lead to forgiveness.

Additionally, in 2021 and 2020, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of June 30, 2021, the total borrowing from commercial sources including a line of credit was $83,736.  The interest rates on these loans are 8.5 percent and 15 percent.

The company also owes $94,374 to its founder as on June 30, 2021. The loan accrues interest expense at the rate of 18 percent per annum but the interest has not yet been paid.

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India.  The Company believes that this reflects the actual tax provision of the Company in all material respects.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation except as follows:

In 2020, the Company had signed a Statement of Work (“SOW”), prior to the National Emergency announced in March due to COVID for the development and enhancement of its product platform with a vendor with its corporate offices in New Jersey (NJ). This vendor is a global technology services provider enabling its customers to capitalize on technology in their business for over 26 years. Under the Statement of Work, the vendor was to provide agreed upon services and deliverables as provided for in the SOW as of December 31 2020. On January 22, 2021, the executives of the Company met with the team from the vendor including their Chief Executive Officer to discuss the vendor’s failure to deliver as required under the SOW. Immediately, after the conclusion of the meeting, a purposeful and forceful removal of projects folder and all the contents from the Company’s development server was commenced by the vendor’s personnel including the copying and downloading of Nowigence trade secrets. The Company has not recognized any liability owed to the vendor for the invoices received from the vendor. The Company intends to pursue all possible recourse to have vendor honor its contractual obligations and/or to reimburse for the damages caused as a result of vendor’s failure to perform.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock.  Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share.  Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 700,000,000 shares of Class A stock.  Of the Class A shares, the Company has issued 27,453,445 and 26,740,500 shares as of June 30, 2021, and December 31, 2020 respectively.  Additionally, the Company has authorized 200,000,000 shares of Class B stock and has issued 37,927,270 and 37,927,270 shares as of June 30, 2021 and December 31, 2020 respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder/management team.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operations but has incurred a loss for all periods from Inception through June 30, 2021.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Securities Offering
During 2021, the Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A and under Regulation D 506C.  The Company is seeking qualification to raise a total of $50,000,000 by issuing up to a maximum of $16,666,666 shares or $10,000,000 Class A shares respectively at a price between $3 and $5. It has filed with the SEC seeking qualification under Regulation A+ 251(d)(3) for continuous offering for a period of 730 days from the qualified date unless extended by our directors for an additional 365 days.

However, raising this amount of funds cannot be assured.

Management’s Evaluation
Management has evaluated subsequent events through September 30, 2021, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

1EXHIBITS TO OFFERING STATEMENT

Exhibit No.	Description

1A-2A	Certificate of Incorporation (*)
1A-2B	By-laws (*)
1A-12	Legal Opinion & Consent (*)
1A-4 1A-11 1A-EX 1A-6	Sample Subscription Agreement (*) Consent of the Public Accountant (*) Consultancy Agreement (*) Underwriter Agreement (*)

(1) (*)	Filed herewith. Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on September 30, 2021.

NOWIGENCE, INC.

By:	/s/ Anoop Bhatia
Name:	Anoop Bhatia
Title:	Chairman & Chief Executive Officer
Date:	September 30, 2021

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anoop Bhatia Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer)	September 30, 2021

/s/ David Evans David L. Evans	Board Member	September 30, 2021

/s/ Ms. Tracy Metzger Tracy Metzger	Board Member	September 30, 2021

/s/ Ms. Chistine Goodson Christine Goodson	Board Member	September 30, 2021

/s/ Ian Moore Ian Moore	Board Member	September 30, 2021